Monica J. Shilling, P.C. To Call Writer Directly: +1 310 552 4355 monica.shilling@kirkland.com	2049 Century Park East Los Angeles, CA 90067 United States +1 310 552 4200 www.kirkland.com	Facsimile: +1 310 552 5900

February 25, 2026

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Ms. Nicolina McCarthy; Ms. Melissa McDonough

Re:	Crescent Private Credit Income Corp.

Annual Report on Form 10-K for the year ending December 31, 2024

File No. 814-01599

Ladies and Gentlemen:

This letter is sent on behalf of Crescent Private Credit Income Corp. (the “Fund”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) regarding the Fund’s Annual Report on Form 10-K for the year ending December 31, 2024 (the “Annual Report”) communicated via teleconference to Monica J. Shilling and Van Whiting of Kirkland & Ellis LLP on January 21, 2026.

For convenience, we have set forth below, in italics, the text of the Staff’s comments prior to each of the Fund’s responses. Capitalized terms used but not defined herein have the meanings set forth in the Annual Report. We acknowledge that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Please note that revisions with respect to one portion of the Annual Report are applicable to all similar portions of the Annual Report.

Accounting Comments

Consolidated Statements of Operations – Page 75

1.

Comment: We note that “Other general and administrative expenses” appear to be significant. Please confirm that any categories of other expenses that exceed 5% of total expenses have been separately identified in accordance with Regulation S-X 6-07.2(b).

Response: The Fund advises the Staff that for the fiscal year ended December 31, 2024, the $2,258 thousand of “Other general and administrative expenses” set forth on the Fund’s Consolidated Statements of Operations included $1,475 thousand of “administrative services expenses” which exceeded 5% of the Fund’s total expenses during the relevant period. The Fund notes that Note 3 to the Funds Consolidated Financial Statements separately identified such expenses and noted that they were included within the “Other general and administrative expenses” line item. The Fund believes such disclosure provides investors with sufficient information about the categories of the Fund’s expenses for the fiscal year ended December 31, 2024.

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United States Securities and Exchange Commission

Division of Investment Management

February 25, 2026

The Fund confirms that for future periods any categories of other expenses that exceed 5% of total expenses will be separately identified as line items on the Consolidated Statements of Operations in accordance with Regulation S-X 6-07.2(b).

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Portfolio Investment Activity – Page 63

2.

Comment: We note that many of the loans held by the fund are “Unitranche First Lien” or “Unitranche First Lien - Last Out” loans. With respect to such Unitranche Loans, please supplementally notify the Staff (i) whether the Fund has any specific accounting policies it applies to these investments, (ii) how the valuation of these investments takes into account payment prioritization or payment waterfall, and (iii) of the impact of such arrangements on the calculation of interest income under the effective interest method.

Response: The Fund advises the Staff that it does not apply separate accounting or valuation policies to “Unitranche First Lien” or “Unitranche First Lien - Last Out” loans. In line with the Fund’s accounting and valuation policies applied to all loans, the Fund determines the type of asset a particular loan is for purposes of its Consolidated Schedule of Investments by considering, among other things, the nature, risk characteristics and fair value hierarchy of such loan. The Fund advises the Staff that it uses the term “Unitranche” to describe a variety of first lien loans that may extend deeper in a company’s capital structure than traditional first lien debt and may provide for a waterfall of cash flow priority among different lenders in the unitranche loan. The Fund advises the Staff that in certain instances, a lender may find another lender to provide the “first out” portion of such loan and retain the “last out” portion of such loan, in which case, the “first out” portion of the loan would generally receive priority with respect to payment of principal, interest and any other amounts due thereunder over the “last out” portion. In line with the Fund’s valuation policy, when valuing “Unitranche First Lien” or “Unitranche First Lien - Last Out” loans, if market quotations are not readily available, or market quotations are deemed not reflective of the fair value of such loans, the Adviser, as the Board’s valuation designee, determines the fair value of such investments in good faith, based on, among other things, the fair valuation recommendations from investment professionals, the oversight of the Fund’s Audit Committee and, when applicable, an independent corroboration by third-party valuation firms. With respect to “Unitranche First Lien” and “Unitranche First Lien - Last Out” loans, the Adviser, as the Board’s valuation designee typically uses a discounted cash flows analysis or enterprise value approach as valuation techniques. The enterprise value approach method generally takes into account payment waterfall or payment prioritization as a key consideration while the discounted cash flow uses discount rates and interest terms as key inputs. The Fund advises the Staff that as of December 31, 2024 and September 30, 2025, respectively, loans where another lender provided the “first out” portion of such loans and the Fund retained the “last out” portion represented only approximately 1.2% and 0.4%, respectively of the Fund’s portfolio by fair market value.

United States Securities and Exchange Commission

Division of Investment Management

February 25, 2026

The Fund’s “Unitranche First Lien” and “Unitranche First Lien - Last Out” loans generally have stated rates similar to other debt investments. As such, consistent with the Fund’s policy, interest income is recorded on accrual basis using the stated rate and includes the amortization of discounts and premiums, if any.

Consolidated Schedule of Investments- December 31, 2024 – Page 86

3.

Comment: Please supplementally notify the Staff how the total value of the Fund’s investments in (i) securities of unaffiliated issuers, (ii) securities sold short and (iii) cash equivalents agrees to the Fund’s Consolidated Statements of Assets and Liabilities. Refer to Article 12 of Regulation S-X.

Response: The Fund advises the Staff that (i) the Fund’s investments in securities of unaffiliated issuers as set forth in the Consolidated Schedule of Investments reconciles to the Fund’s Non-controlled non-affiliated investments set forth on the Fund’s Consolidated Statements of Assets and Liabilities, and (ii) the Fund has not sold any securities short. In addition, the Fund advises the Staff that for the fiscal year ended December 31, 2024, the Fund’s Consolidated Schedule of Investments reflects as Cash Equivalents only its $11,964,000 of investments in money market funds, which is also included in “Cash and cash equivalents” or “Restricted cash and cash equivalents” on the Fund’s Consolidated Statements of Assets and Liabilities (depending on whether such money market funds were restricted or not). For future periods, the Fund will update its Consolidated Schedule of Investments to include not only money market funds but also the Fund’s other cash investments, including restricted cash amounts, under the heading “Other Cash” to allow investors to reconcile the Fund’s total cash and cash equivalents (including restricted cash and cash equivalents) as set forth in the Consolidated Statements of Assets and Liabilities to the Fund’s Consolidated Schedule of Investments.

Note 5. Fair Value of Financial Instruments – Page 103

4.

Comment: Please explain whether the “Cash equivalents” investments listed on the Fund’s Consolidated Schedule of Investments should be included in the Fair Value Hierarchy tables included within Note 5 to the Fund’s Consolidated Financial Statements. Please include references to U.S Generally Accepted Accounting Principles, specifically Accounting Standards Codification Topic 820.

Response: The Fund advises the Staff that the Fund’s “Cash equivalent” investments for the fiscal year ended December 31, 2024 are deemed to be Level 1 assets per the ASC 820 Fair Value hierarchy and that such classification is disclosed in Note 2 to the Fund’s Consolidated Financial Statements for such period. The Fund believes such presentation complied with the requirements of Accounting Standards Codification Topic 820, however for future periods, the Fund will also separately identify such “Cash equivalents” in the fair value hierarchy table included within Note 5 to the Funds Consolidated Financial Statements.

United States Securities and Exchange Commission

Division of Investment Management

February 25, 2026

Consolidated Schedule of Investments- December 31, 2024 – Page 81

5.

Comment: Please confirm if the “1350 PIK” interest term disclosed in the Fund’s Consolidated Schedule of Investments for the Fund’s IVX Health Merger Sub, Inc. investment is accurate and presented in accordance with Article 12 of Regulation S-X.

Response: The Fund confirms the “1350 PIK” interest term disclosed on the Fund’s Consolidated Schedule of Investments for the Fund’s IVX Health Merger Sub, Inc. investment is accurate and presented in accordance with Article 12 of Regulation S-X. The Fund advises the Staff that such interest term represents 13.5% payment-in-kind (“PIK”) interest and is presented in basis points for purposes of the “Interest Term” column, in line with the Fund’s presentation of other investments.

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please direct any such requests or questions to Monica J. Shilling of Kirkland & Ellis LLP at (310) 552-4355 or monica.shilling@kirkland.com and Nicole M. Runyan of Kirkland & Ellis LLP at (212) 446-4774 or nicole.runyan@kirkland.com.

Sincerely,

/s/ Monica J. Shilling, P.C.
Monica J. Shilling, P.C.

cc:	Via E-Mail

Nicole M. Runyan, P.C., Kirkland & Ellis LLP

Van Whiting, Kirkland & Ellis LLP

Lisa Nosal, Kirkland & Ellis LLP

George Hawley, Crescent Private Credit Income Corp.